Voyager Pharmaceutical Corporation

8540 Colonnade Center Drive

Raleigh, NC 27615

December 13, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Zafar Hasan

Re:	Voyager Pharmaceutical Corporation

Rule 477 Application for Withdrawal

Registration Statement on Form S-1 (File No. 333-128193)

Ladies and Gentlemen:

Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, Voyager Pharmaceutical Corporation hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333- 128193).

The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time due to market conditions. The Company confirms that no securities of the Company have been sold under the Registration Statement.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (919) 846-4880 or John B. Watkins of Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside counsel, at (410) 986 2820.

Sincerely,

Voyager Pharmaceutical Corporation

/s/ David J. Corcoran
By:	David J. Corcoran
Title:	Executive Vice President and Chief Financial Officer